UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date June 14, 2013	By:	/s/ Mark Savon
Mark Saxon, President and CEO

TASMAN   METALS   LTD
Strategic Metals	Strategic Locations
News Release	14 June 2013

TASMAN CLARIFIES TECHNICAL DISCLOSURE
Vancouver, Canada

As a result of a review by the British Columbia Securities Commission (the “BCSC”), Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM; Frankfurt: T61; NYSE-AMEX: TAS) is issuing the following news release to clarify certain aspects of its technical disclosure.

The BCSC has identified certain issues with the disclosure in the Company’s current technical reports and with certain of the Company’s other technical disclosure, as set out below.

A.           TECHNICAL REPORTS

The Company advises that, as set forth below under items 1 and 2, the following technical reports are not compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”):

•
“Preliminary Economic Assessment - NI 43-101 Technical Report for the Norra Kärr (REE-Y-Z) Deposit - Gränna, Sweden” dated May 11, 2012 in support of the first time disclosure of a preliminary economic assessment on the Company’s Norra Kärr project (the “Norra Kärr Report”); and

•
“Technical Report for Olserum REE Deposit, Southern Sweden” dated April 2, 2013 in support of the first time disclosure of a mineral resource estimate on the Olserum REE deposit (the “Olserum Report” and together with the Norra Kärr Report, the “Technical Reports”).

1.	Norra Kärr Report

The BCSC’s review identified the following examples where the Norra Kärr Report does not comply with the requirements of NI 43-101:

(i)
The economic analysis in section 22 of the Norra Kärr Report fails to include a summary of taxes applicable to the Norra Kärr property or to production, and to revenue or income from the project, as required by Item 22(d) of Form 43-101F1;

(ii)
The authors of the Norra Kärr Report disclose the quantity and grade of the deposit as a “Block Model Inventory” without using the required categories of inferred, indicated or measured mineral resources contrary to section 2.1(a) of NI 43-101 and state that such disclosure is NI 43-101 compliant which is not accurate;

(iii)
The Norra Kärr Report contains references to NI 43-101 compliance in the context of exploration information, such as data, drilling, probing, sampling, and resources which is inconsistent with the stated application and requirements of NI 43-101. NI 43-101 establishes rules for how issuers disclose scientific and technical information but does not provide rules for the collection of exploration information or the estimation of mineral resources;

(iv)
The Norra Kärr Report uses the term “ore” to describe mineral resource quantities which implies economic viability and is, therefore, not appropriate before the completion of a positive pre-feasibility study or feasibility study;

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE-MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

(v)	Although the Norra Kärr Report recommends a work program on the Norra Kärr property, it fails to provide particulars and a breakdown of costs as required by item 26 of Form 43-101F1; and

(vi)	the Consents of Qualified Person filed with the Norra Kärr Report do not comply with section 8.3(1)(d) of NI 43-101.

2.	Olserum Report

The BCSC’s review identified the following examples where the Olserum Report does not comply with the requirements of NI 43-101:

(i)
The Olserum Report did not apply a cut-off grade and failed to apply metallurgical assumptions, assumptions of mining methods or metal prices in the mineral resource estimation.  Such key assumptions and parameters are relevant and should have been included in the Olserum Report in order to ensure that the Olserum mineral resource estimate meets the resource definition in NI 43-101.  Accordingly, the Olserum mineral resource estimate should not be relied on until the amended Olserum Technical Report referred to below is filed;

(ii)	The authors of the Olserum Report appear to disclaim responsibility for scientific and technical information contained in the Olserum Report contrary to section 6.4 of NI 43-101;

(iii)
The Olserum Report contains references to NI 43-101 compliance in the context of exploration information, such as data, drilling, probing, sampling, and resources which is inconsistent with the stated application and requirements of NI 43-101 as noted above in item (iii) under the heading Norra Kärr Report;

(iv)
The exploration disclosure in section 9 of the Olserum Report fails to include all the information required by item 9 of Form 43-101F1. In addition, the section includes an historical estimate for the project without also providing the information required by section 2.4 of NI 43-101 which governs the disclosure of historical estimates;

(v)
The Olserum Report recommends infill and extension drilling work to increase the confidence of the resource category from indicated to measured. However, the report fails to take into consideration other work necessary, such as metallurgical and geotechnical studies, to achieve the level of confidence required for such classification;

(vi)	The Olserum Report does not comply with the requirements of NI 43-101 and Form 43-101F1 which came into force on June 30, 2011; and

(vii)	the Consents of Qualified Persons filed with the Olserum Report do not comply with section 8.3(1)(d) of NI 43-101.

The Company has instructed the respective authors of the Technical Reports to make the revisions required to address the above comments of the BCSC and will file amended Technical Reports, when completed.

B.           TECHNICAL DISCLOSURE

The BCSC identified the following issues with the Company’s other technical disclosure:

1.
The disclosure of the economic analysis with respect to the Norra Kärr project extracted from the Norra Kärr Report in the Company’s (i) annual information form for the year ended August 31, 2012 (the “AIF”); (ii) management discussion & analysis for the six months ended February 28, 2013 (the “MD&A”); (iii) March 21, 2012 news release (the “March News Release”); (iv) fact sheet previously posted on the Company’s website (the “Fact Sheet”); and (v) May 2013 corporate presentation previously posted on the Company’s website (the “May 2013 Presentation”); includes only the pre-tax economics, net present value and internal rate of return without disclosing the comparative post-tax values, which could potentially overstate the value of the Norra Kärr project.  Additionally, such disclosure does not include the proximate cautionary language in relation to a preliminary economic assessment (a “PEA”) nor details required by section 2.3(3) of NI 43-101.

To address the above noted issues, the Company has removed the Fact Sheet and May 2013 Presentation from its web site and has requested that the authors of the Norra Kärr Report revise the report to include the comparative post-tax values in the Norra Kärr economic analysis.

2.
The March News Release and Fact Sheet contain the following statements: “the PEA clearly demonstrates the strong economics of the project” and “Norra Kärr is one of the most economically robust projects amongst its peers”.  The BCSC has raised concerns that these statements could potentially be confusing as they contradict the definition of a PEA and the cautionary language required by section 2.3 (3)(a) and section 3.4(e) of NI 43-101.

The statements referenced above should not be relied upon and the Company wishes to retract such statements.  As the AIF, MD&A and March News Release cannot be withdrawn from circulation, the Company wishes to correct this disclosure and cautions that a PEA is preliminary in nature and includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  In addition, mineral resources are not mineral reserves and do not have demonstrated economic viability.

3.
The March News Release, the May 2013 Presentation, the Fact Sheet and statements on the Company’s website, disclose mineral resources that are contrary to section 2.3 and section 3.4 of NI 43-101 in that:

•
On its Fact Sheet and slides 20 and 31 of the May 2013 Presentation, the Company disclosed a mineral resource without: (a) providing the effective date of each mineral resource; (b) disclosing the key assumptions, parameters, and methods used to estimate the mineral resource; (c) identifying any known legal, political, environmental or other risks that could materially affect the potential development of the mineral resource; and (d) providing the required cautionary language; all contrary to  sections 3.4 (a), (c), (d) and (e) of NI 43-101; and

•
In the March New Release and on slide 20 of the May 2013 Presentation the Company disclosed the quantity and grade of the Norra Kärr project as a “Block Model Inventory” or a “Mineral Inventory” which, as noted above in item (ii) under the heading Norra Kärr Report, is contrary to section 2.3 (1)(a) of NI 43-101.

The Company has removed the Fact Sheet, the May 2013 Presentation and the non-NI 43-101 compliant statements from its website. The Company wishes to retract the disclosure relating to the “Block Model Inventory” and “Mineral Inventory” from the March News Release and cautions that the potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

4.	On slide 29 of the May 2013 Presentation, the Company disclosed historical estimates for the Olserum project without also providing the necessary information required by section 2.4 of NI 43-101.

The Company has removed the May 2013 Presentation from its website and the referenced disclosure should not be relied upon.

5.
The Company’s March News Release, February 27, 2013 news release (the “February News Release”), the Fact Sheet and project pages of its website state that the “mineral resource estimates are NI 43-101 compliant” and that they are the “only NI 43-101 resource of REE’s in mainland Europe”.  The BCSC has raised concerns that such statements may be confusing because they are inconsistent with the stated application and requirements of NI 43-101.  In particular, NI 43-101 establishes rules on how issuers disclose mineral resource/reserve estimates and other scientific and technical information and does not provide rules for the collection of exploration information or the estimation of mineral resources.

The Company has removed the Fact Sheet from its website and has removed the above-noted statements from the project pages of its website.  The Company wishes to retract the above-noted statements from its March News Release and February News Release.

6.
In the May 2013 Presentation, the Company failed to identify and disclose the relationship to the Company of the qualified person who prepared or supervised the preparation of the technical information it is disclosing, as required by NI 43-101.

The Company has removed the May 2013 Presentation from its website.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

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